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                                                                    EXHIBIT 20.1

                                                                    NEWS RELEASE

DAUGHERTY RESOURCES, INC.
120 Prosperous Place, Suite 201, Lexington, KY 40509

FOR IMMEDIATE RELEASE

Investor Relations Contact: Michael P. Windisch
Phone: (859) 263-3948
E-mail: ngas@ngas.com

          DAUGHERTY RESOURCES (NGAS) REPORTS $5,832,450 EQUITY INFUSION

Lexington, Kentucky, April 29, 2004. Daugherty Resources, Inc. (Nasdaq: NGAS) today announced a $5,832,450 equity infusion by institutional investors. The Company issued a total of 975,000 shares of its common stock to the investors at $5.982 per share, reflecting the stock's average closing bid price for the five trading days preceding the date of the purchase agreement for the private placement. The newly issued equity increased the Company's total common stock currently outstanding to 14,117,594 shares.

"The success of our ongoing drilling, plus continuing strength in natural gas prices, has contributed to our record performance and generated opportunities for attracting investment capital to sustain our growth," said William S. Daugherty, President and CEO of Daugherty Resources. "We plan to use the proceeds from this private placement to fund part of our 2004 drilling and pipeline construction initiatives in our core Appalachian Basin operating areas."

Investors in the private placement also received three-year warrants to purchase up to 292,500 additional common shares at an exercise price of $6.25 per share. The purchase agreement for the private placement provides for the Company to register the newly issued shares and any shares purchased under the warrants for resale on behalf the investors.

Investment banking services for the transaction were provided to the Company by The Shemano Group, Inc., headquartered in San Francisco, California. The Shemano Group received a 7% fee and a five-year warrant to purchase up to 38,025 shares of the Company's common stock at $6.25 per share.

Daugherty Resources is a natural resources company focused on natural gas development drilling and reserve growth. Based in Lexington, Kentucky, the Company specializes on developing geological prospects concentrated in the Appalachian Basin. Additional information about the Company is available at its website, www.ngas.com.

This Release includes forward looking statements within the meaning of Section 21E of the Securities Exchange Act relating to matters such as anticipated operating and financial performance, business prospects, developments and results of the Company. Actual performance, prospects, developments and results may differ materially from anticipated results due to economic conditions and other risks, uncertainties and circumstances partly or totally outside the control of the Company, including risks of production variances from expectations, volatility of product prices, the level of capital expenditures required to fund drilling operations and the ability of the Company to implement its business strategy. These and other risks are described in the Company's periodic reports filed with the United States Securities and Exchange Commission.